MANAGEMENT’S DISCUSSION AND ANALYSIS
All dollar figures are in United States dollars and tabular dollar amounts are in millions, unless otherwise noted.
For the three and nine months ended September 30, 2022
The following Management’s Discussion and Analysis (“MD&A”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of New Gold Inc. and its subsidiaries (“New Gold” or the “Company”). This MD&A should be read in conjunction with New Gold’s unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2022 and 2021, and related notes, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. This MD&A contains forward-looking statements that are subject to risks and uncertainties, as discussed in the "Cautionary Note Regarding Forward-Looking Statements" at the end of this MD&A. Readers are cautioned not to place undue reliance on forward-looking statements. All dollar figures are in U.S. dollars and tabular dollar amounts are in millions, unless otherwise noted. Figures in some tables may not foot due to rounding. This MD&A has been prepared as at November 2, 2022. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.
OUR BUSINESS
New Gold Inc. is a Canadian-focused intermediate mining company with a portfolio of two core producing assets in Canada. The assets of the Company, directly or through its subsidiaries, are comprised of the Rainy River Mine in Canada (“Rainy River”) and the New Afton Mine in Canada (“New Afton”). The Company also holds an approximately 4% equity stake in Artemis Gold Inc. ("Artemis"), and holds other Canadian-focused investments. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit www.newgold.com.
ENDNOTES
Note references throughout the document are to endnotes which can be found on page 41 of this MD&A.

USE OF NON-GAAP FINANCIAL PERFORMANCE METRICS
In this MD&A, we use the following non-GAAP financial performance measures: “Total cash costs", "all-in sustaining costs" or "AISC", "adjusted net earnings/(loss)", "adjusted tax expense", "sustaining capital and sustaining leases”, “growth capital”, “average realized gold/copper price per ounce/pound”, "open pit net mining cost per operating tonne mined", "underground net mining costs per operating tonne mined", "processing costs per tonne processed", "G&A costs per tonne", "cash generated from operations before changes in non-cash operating working capital" and "free cash flow". For a detailed description of each non-GAAP financial performance measure used in this MD&A and a detailed reconciliation to the most directly comparable measures under IFRS, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A starting on page 26. The non-GAAP financial performance measures in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS. These measures may therefore not be comparable to similar measures presented by other issuers and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

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OPERATING AND FINANCIAL HIGHLIGHTS
OPERATING HIGHLIGHTS

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
OPERATING INFORMATION
Gold equivalent (“eq.”) (ounces)(1):
Produced(3)	91,021	105,628	249,230	307,359
Sold(3)	92,634	97,196	247,678	293,235
Gold (ounces):
Produced(3)	70,147	72,210	190,679	205,849
Sold(3)	68,816	66,982	190,641	198,705
Copper (millions of pounds):
Produced(3)	8.5	15.6	24.1	47.5
Sold(3)	9.9	14.0	23.5	44.2
Revenue(10)
Gold ($/ounce)	1,703	1,770	1,814	1,778
Copper ($/pound)	3.17	4.02	3.75	3.94
Average realized price(2)
Gold ($/ounce)	1,727	1,788	1,831	1,798
Copper ($/pound)	3.42	4.28	3.99	4.20
Operating expenses per gold eq. ounce sold ($/ounce) (10)	1,069	915	1,106	947
Depreciation and depletion per gold eq. ounce sold ($/ounce)(10)	599	497	580	496
Total cash costs per gold eq. ounce sold ($/ounce)(2)	1,114	966	1,143	1,001
All-in sustaining costs per gold eq. ounce sold ($/ounce) (2)	1,637	1,408	1,875	1,503

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FINANCIAL HIGHLIGHTS

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2022	2021	2022	2021
FINANCIAL INFORMATION
Revenue	151.2	179.8	441.6	542.9
Revenue less cost of goods sold	(3.2)	43.1	24.3	120.8
Net loss	(4.2)	(11.3)	(49.9)	(10.3)
Adjusted net (loss) earnings(2)	(13.4)	23.4	(19.8)	58.2
Cash generated from operations	53.7	54.3	158.9	218.0
Cash generated from operations before changes in non-cash operating working capital(2)	43.6	81.3	137.4	229.8
Sustaining capital(2)	39.7	32.4	149.5	114.3
Growth capital(2)	30.3	23.1	72.1	74.8
Total mining interest capital expenditures	70.0	55.5	221.6	189.1
Total assets	2,254.9	2,270.1	2,254.9	2,270.1
Cash and cash equivalents	247.0	150.9	247.0	150.9
Long-term debt	394.7	490.6	394.7	490.6
Non-current liabilities excluding long-term debt	658.7	799.6	658.7	799.6
Share Data
Loss per share
Basic ($)	(0.01)	(0.02)	(0.07)	(0.02)
Diluted ($)	(0.01)	(0.02)	(0.07)	(0.02)
Adjusted net (loss) earnings per basic share ($)(2)	(0.02)	0.03	(0.03)	0.09
Share price as at September 30 (TSX - Canadian dollars)	1.23	1.34	1.23	1.34
Weighted average outstanding shares (basic) (millions)	682.3	680.8	681.5	680.7

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SUSTAINABILITY AND ESG
New Gold’s Sustainability Strategy is comprised of three anchors: Environment, Indigenous Rights and Community Engagement. Under such anchors, New Gold has four sustainability focus areas: Indigenous Peoples, Tailings Management, Water and Climate. New Gold has adapted its sustainability efforts to align with the most pressing Environmental, Social and Governance ("ESG") issues facing the Company and the mining industry. As such, the Company's ESG approach continues to prioritize the health, safety and well-being of its people, and the people in the communities in which New Gold operates. The protection of its people is central to New Gold's success as the Company believes people are its greatest asset. New Gold is committed to providing training, opportunities and progression paths for its teams, and the Company actively seeks to ensure that it promotes diversity within its teams at all levels of the organization. New Gold has adopted an approach to execute on its Sustainability Strategy that aligns with ESG reporting standards.

On September 30, 2022, New Gold participated in the National Day for Truth and Reconciliation by providing orange shirts to all employees to honour the lives of Indigenous children who were lost and survivors of the residential school system. At the Rainy River Mine, members of the management team participated in a local walk that included over 800 individuals from local Indigenous communities. The event focused on supporting survivors and their families while participants spent time learning about the history of Indigenous Peoples in Canada. New Gold encouraged all employees to take time on September 30 to learn more about actions that can be taken to support reconciliation and to strengthen the understanding of the Indigenous communities that are located in proximity to the Company's operations.
Total recordable injury frequency rate ("TRIFR") was 0.98 in the third quarter, a 52% improvement compared to the prior-year period. Cerro San Pedro achieved a milestone in the quarter of two million hours worked without a lost time incident.

Courage to Care
In the third quarter, New Gold introduced and communicated a new Health and Safety Culture across the organization to renew New Gold’s commitment to safety and further connect our employees/contractors in protecting the health, safety, and well-being of our people. The Cultures' mantra is named “Courage to Care” and focuses on caring for the safety of oneself and others who may be affected by individual decisions or actions related to safety. The mantra is simply explained in three tagline descriptors, “We never compromise on Safety”, “We look out for one another”, and “We stop work if it’s not safe”.

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CORPORATE DEVELOPMENTS
In September 2022, the Company provided an update on the exploration programs underway at its New Afton Mine. New Afton's underground exploration program is focused on increasing higher-grade Mineral Resources to enhance the near-term mine plan and extend the mine life. The upper portion of the East Extension continues to return gold and copper assay results well above the current Mineral Reserve grades, while the lower portion down plunge and the D-Zone remain open. In October 2022, the Company announced the receipt of the C-Zone Mines Act Permit. Please refer to the Company’s September 7, 2022 press release “Drilling at New Afton's East Extension Continues to Deliver High-Grade Mineralization” and October 7, 2022 press release “New Gold Announces Receipt of the New Afton C-Zone Mines Act Permit” for further information.
At Rainy River, the first stope was blasted in the Intrepid Zone and underground production will continue to ramp-up over the coming months. For more details, refer to the Company's September 15, 2022 press release "New Gold Provides Rainy River Mine Update".

OUTLOOK FOR 2022
New Gold is pleased to reaffirm its revised annual consolidated guidance as outlined below.

Operational Estimates	Revised Rainy River Guidance	Revised New Afton Guidance	Revised Consolidated Guidance
Gold Eq. Produced (ounces)[1]	230,000 - 250,000	95,000 - 115,000	325,000 - 365,000
Gold Produced (ounces)	225,000 - 245,000	35,000 - 45,000	260,000 - 290,000
Copper Produced (Mlbs)	-	25 - 35	25 - 35
Operating expenses, per gold eq. ounce	$960 - $1,040	$1,485 - $1,565	$1,120 - $1,200
All-in Sustaining Costs per gold eq. ounce[2]	$1,620 - $1,720	$2,210 - $2,310	$1,875 - $1,975

For further information on the revised annual consolidated guidance, please refer to the Company's July 11, 2022 press release "New Gold Reports Second Quarter Operational Results and Provides Update on 2022 Operational Outlook".
                                                    Rainy River's focus for the fourth quarter continues to be ramping up mining of the open pit main ODM zone and introducing the underground material to the mill. Steps were taken over the summer to better position the open pit operations, and substantially complete all of the remaining glacial till waste stripping, with only approximately 2.4 million tonnes left to be mined beginning in the fourth quarter. The strip ratio is expected to be below 3:1 for the remainder of the year, and approximately 2.1:1 for the remainder of the open pit life. Underground production has commenced from the Intrepid zone and will continue to ramp-up over the coming months.
                                                    New Afton's priority for the remainder of the year is to ramp-up B3 production and continue to advance C-Zone development with first production from C-Zone expected in the second half of 2023. Gold and copper production are expected to significantly increase during the C-Zone period, with all-in sustaining costs to significantly decrease, leading to robust free cash flow during that time.

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KEY PERFORMANCE DRIVERS
There is a range of key performance drivers that are critical to the successful implementation of New Gold’s strategy and the achievement of its goals. The key internal drivers are production volumes and costs. The key external drivers are the market prices of gold and copper as well as foreign exchange rates.
Production Volumes and Costs
For an analysis of the impact of production volumes and costs for the three and nine months ended September 30, 2022 relative to the prior-year periods, refer to the “Review of Operating Mines” section of this MD&A.
Commodity Prices
Gold Prices
The price of gold is the single largest factor affecting New Gold’s profitability and operating cash flows. As such, the current and future financial performance of the Company is expected to be closely related to the prevailing price of gold.
For the three months ended September 30, 2022, New Gold's gold revenue per ounce10 and average realized gold price per ounce2 were $1,703 and $1,727, respectively, compared to the London Bullion Market ("LBMA") p.m. average gold price of $1,729 per ounce.
For the nine months ended September 30, 2022, New Gold's gold revenue per ounce10 and average realized gold price per ounce2 were $1,814 and $1,831, respectively, compared to the LBMA p.m. average gold price of $1,824 per ounce.
Copper Prices
For the three months ended September 30, 2022, New Gold’s copper revenue per pound10 and average realized copper price per pound2 were $3.17 and $3.42, respectively, compared to the average London Metals Exchange ("LME") copper price of $3.51 per pound.
For the nine months ended September 30, 2022, New Gold’s copper revenue per pound10 and average realized copper price per pound2 were $3.75 and $3.99, respectively, compared to the average LME copper price of $4.11 per pound.
Foreign Exchange Rates
While the Company’s key operations are in Canada, revenue is generated in U.S. dollars. As a result, the Company has foreign currency exposure with respect to costs not denominated in U.S. dollars. New Gold’s operating results and cash flows are influenced by changes in exchange rates against the U.S. dollar. The Company has exposure to the Canadian dollar through New Afton and Rainy River, as well as through corporate administration costs.
The spot Canadian dollar weakened against the U.S. dollar during the third quarter of 2022. Similarly, the average value of the Canadian dollar against the average value of the U.S dollar for the three months ended September 30, 2022 decreased when compared to the prior-year period. The weakening of the Canadian dollar impacts costs in U.S. dollar terms at the Company’s Canadian operations, as a significant portion of operating and capital costs are denominated in Canadian dollars.
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For an analysis of the impact of foreign exchange fluctuations on operating costs, refer to the relevant sections for Rainy River and New Afton under the heading “Review of Operating Mines”.
Economic Outlook
The LBMA p.m. gold price decreased by 8% during the third quarter of 2022, finishing the quarter at $1,672 per ounce. The prospects of aggressive monetary policy tightening in an effort by global central banks to suppress inflation continued to cause the U.S. dollar to rise and government bond yields to increase, both of which put downward pressure on gold prices. Gold held in exchange-traded funds decreased by 11% during the third quarter of 2022. Looking forward, further inflation concerns and geopolitical uncertainty may provide support for gold prices.
Prospects for gold are impacted by several structural factors. Mine supply has been plateauing as high-quality deposits become more difficult to find and more expensive to develop and mine. Economic events can have significant effects on the price of gold, through currency rate fluctuations, the relative strength of the U.S. dollar, gold supply and demand, and macroeconomic factors, such as interest rates and inflation expectations. Management anticipates that the long-term economic environment should provide support for gold and precious metals and believes the prospects for the business are favourable.
The LME cash copper price decreased by 7% during the third quarter of 2022, finishing the quarter at $3.47 per pound. Increasing concerns of slower-than-expected global economic growth and U.S. dollar strength pressured copper prices over the quarter. Over the longer-term, continued growth in the global economy could increase demand for copper and provide support for copper prices.
Inflationary pressures continue to be felt from the impact of the COVID-19 pandemic on supply chains and the ongoing conflict in Ukraine. Inflation is additionally impacted by various macroeconomic factors and can affect the cost of labour and key consumables.

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FINANCIAL RESULTS
Summary of Financial Results

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2022	2021	2022	2021
FINANCIAL RESULTS
Revenue	151.2	179.8	441.6	542.9
Operating expenses	99.2	88.6	274.2	277.7
Depreciation and depletion	55.2	48.1	143.1	144.4
Revenue less cost of goods sold	(3.2)	43.1	24.3	120.8
Corporate administration	5.1	4.3	16.0	16.1
Share-based payment expenses	(1.3)	0.8	0.2	1.7
Exploration and business development	4.0	2.2	13.8	6.7
(Loss) income from operations	(11.0)	35.8	(5.7)	96.3
Finance income	1.3	—	2.1	0.2
Finance costs	(5.2)	(8.7)	(23.1)	(26.9)
Other gains and losses
Gain on foreign exchange	6.5	3.5	7.7	2.2
Gain (loss) on disposal of assets	0.4	0.1	(2.0)	(1.5)
Loss on revaluation of investments	(14.8)	(13.2)	(30.7)	(26.9)
(Loss) gain on foreign exchange derivative	(7.4)	0.9	(8.3)	0.9
Unrealized gain (loss) on revaluation of non-current derivative financial liabilities	14.5	(21.9)	3.3	(36.1)
Loss on revaluation of copper price option contracts	—	—	—	(1.5)
Revaluation of CSP’s reclamation and closure cost obligation	0.3	(1.2)	(1.4)	(3.2)
Financial instrument transaction costs	—	—	—	(0.4)
Flow through share premium	—	—	—	1.7
Other	(0.5)	(0.2)	(1.6)	(1.3)
(Loss) earnings before taxes	(15.9)	(4.9)	(59.7)	3.5
Income tax recovery (expense)	11.7	(6.4)	9.8	(13.8)
Net Loss	(4.2)	(11.3)	(49.9)	(10.3)
Adjusted net (loss) earnings (2)	(13.4)	23.4	(19.8)	58.2

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Revenue
For the three and nine months ended September 30, 2022, the decrease in revenue relative to the prior-year periods was due to lower copper sales volume and lower realized copper prices, partially offset by higher realized gold prices for the nine months ended September 30, 2022.
Operating expenses
For the three months ended September 30, 2022, operating expenses were higher than the prior-year period due to higher operating expenses at New Afton as production from B3 continues to ramp-up. For the nine-month period ended September 30, 2022, operating expenses were consistent with the prior-year period. For further information, please refer to the "Review of Operating Mines" section of this MD&A.
Depreciation and depletion
For the three months ended September 30, 2022, depreciation and depletion increased when compared to the prior-year periods due to a higher asset base. For the nine months ended September 30, 2022, depreciation and depletion were consistent with the prior-year period.
Revenue less cost of goods sold
For the three and nine months ended September 30, 2022, revenue less costs of goods sold decreased when compared to the prior-year periods primarily due to lower revenue.
Corporate administration
For the three and nine months ended September 30, 2022, costs associated with corporate administration, were consistent with the prior-year periods.
Exploration and business development
For the three and nine months ended September 30, 2022, exploration and business development expenses increased when compared to the prior-year periods primarily due to increased exploration activity at New Afton.

Share-based payment expenses
For the three and nine months ended September 30, 2022, share-based payment expenses decreased when compared with the prior-year periods due to a decrease in New Gold's share price.
Finance costs
For the three and nine months ended September 30, 2022, finance costs decreased as a result of the $100 million redemption of the 2025 Unsecured Notes in May 2022 resulting in a lower interest expense in the current year periods and additional capitalized interest at New Afton.
Other gains and losses
Foreign exchange
Movements in foreign exchange are primarily due to the revaluation of monetary assets and liabilities as at the balance sheet date and the appreciation or depreciation of the Canadian dollar when compared to the U.S. dollar in the current periods.

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Unrealized loss on investments
For the three and nine months ended September 30, 2022, the Company recorded an unrealized loss of $14.8 and $30.7 million, respectively, primarily due to decreases in the share price of Artemis and Talisker Resources Ltd.

Rainy River Gold stream obligation
For the three months ended September 30, 2022, the Company recorded an unrealized gain on the revaluation of the gold stream obligation derivative instrument of $6.9 million due to the increase in the market observable discount rate. For the nine months ended September 30, 2022, the Company recorded an unrealized loss on the revaluation of the gold stream obligation derivative instrument of $17.3 million. The loss was primarily driven by the updated Technical Report at Rainy River and the conversion of additional ounces from resources into reserves.
New Afton free cash flow interest obligation
For the three months ended September 30, 2022, the Company recorded an unrealized gain on revaluation of the New Afton free cash flow interest obligation of $7.6 million. For the nine months ended September 30, 2022, the Company recorded an unrealized gain on revaluation of the New Afton free cash flow interest obligation of $20.6 million. The gain was primarily due to a higher market observable discount rate in both current year periods.

Revaluation of CSP closure cost obligation
Cerro San Pedro ("CSP") transitioned to the reclamation phase of its mine life cycle effective December 31, 2018. The revaluation of CSP’s reclamation and closure cost obligation is a result of changes in estimates to the expected reclamation expenditures.
The other gains and losses listed above are added back for the purposes of calculating adjusted net earnings2. Adjusted net earnings2 is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Please refer to the "Non-GAAP Financial Performance Measures" section of this MD&A.
Income tax
The current income tax expense and prior-year income tax expense relates primarily to current and deferred mineral taxes in the period. Income tax expense for the three and nine months ended September 30, 2022 decreased due to a decrease in British Columbia mining tax payable due to lower revenue at New Afton in the periods and the tax impact of the revaluation of the New Afton free cash flow obligation.
On an adjusted net loss2 basis, the adjusted tax recovery2 for the nine months ended September 30, 2022, was $2.6 million, compared to an adjusted tax expense of $11.4 million in the prior year. The adjusted tax recovery (expense)2 excludes the tax impact of other gains and losses on the consolidated income statement. Adjusted tax recovery (expense)2 is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers.
Net Loss
For the three months ended September 30, 2022, there was a decrease in net loss compared to the prior-year period, primarily due to the gain on the revaluation of the Rainy River gold stream and New Afton
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free cash flow obligation, partially offset by lower revenue. For the nine months ended September 30, 2022, there was an increase in net loss compared to the prior-year period, primarily due to lower revenue, partially offset by the gain on the revaluation of the New Afton free cash flow obligation.

Adjusted net (loss) earnings2
Net (losses) earnings have been adjusted for loss on repayment of long-term debt and other gains and losses on the consolidated income statement. Key elements in other gains and losses are the fair value changes for the gold stream obligation, fair value changes for the free cash flow interest obligation, foreign exchange gains/loss and fair value changes in investments. The adjusted entries are also impacted by tax expenses to the extent that the underlying entries are impacted for tax in the unadjusted net earnings. Adjusted net (loss) earnings is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers.
For the three and nine months ended September 30, 2022, adjusted net losses2 increased over the prior-year periods primarily due to lower revenue.
For further information on the Company’s liquidity and cash flow position, please refer to the “Liquidity and Cash Flow” section of this MD&A.

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Key Quarterly Operating and Financial Information
Selected financial and operating information for the current and previous quarters is as follows:

(in millions of U.S. dollars, except where noted)	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020
OPERATING INFORMATION
Gold production from operations (ounces)(4)	70,147	52,431	68,101	81,072	72,210	66,989	66,650	83,096	78,959
Gold sales from operations (ounces)(4)	68,816	51,263	70,562	78,745	66,982	68,184	63,539	86,491	75,760
Revenue	151.2	115.7	174.7	202.6	179.8	198.2	164.9	198.9	173.7
Net (loss) income	(4.2)	(37.9)	(7.8)	150.9	(11.3)	(15.8)	16.8	(21.1)	15.7
Per share:
Basic ($)	(0.01)	(0.06)	(0.01)	0.22	(0.02)	(0.02)	0.02	(0.03)	0.02
Diluted ($)	(0.01)	(0.06)	(0.01)	0.22	(0.02)	(0.02)	0.02	(0.03)	0.02

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REVIEW OF OPERATING MINES
Rainy River Mine, Ontario, Canada
Rainy River is a gold mine located in Northwestern Ontario, Canada approximately 50 kilometres northwest of Fort Frances, a town of approximately 8,000 people.
A summary of Rainy River’s operating results is provided below.

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2022	2021	2022	2021
OPERATING INFORMATION
Ore mined (thousands of tonnes)	2,303	4,868	5,276	11,397
Operating waste mined (thousands of tonnes)	4,091	8,116	9,039	20,496
Capitalized waste mined (thousands of tonnes)	3,996	800	16,889	9,998
Waste mined (thousands of tonnes)	8,087	8,916	25,928	30,494
Ratio of waste-to-ore	3.54	1.83	4.97	2.67
Ore processed (thousands of tonnes)	2,248	2,323	6,558	6,996
Average gold grade (grams/tonne)	0.89	0.89	0.83	0.83
Gold recovery rate (%)	91	89	91	89
Gold eq. (ounces) (1):
Produced (3)	60,319	60,785	163,973	172,462
Sold (3)	56,932	57,800	165,396	168,682
Gold (ounces)(1):
Produced (3)	58,719	58,557	160,069	166,113
Sold (3)	55,421	55,597	161,573	162,454
Gold Revenue ($/ounce)	1,729	1,788	1,832	1,797
Average gold realized price ($/ounce) (2)	1,729	1,788	1,832	1,797
Open pit net mining cost per operating tonne mined (2)	3.86	2.69	3.88	2.78
Processing cost per tonne processed (2)	9.57	8.54	9.96	7.97
G&A cost per tonne processed (2)	3.60	3.28	3.92	3.30
Operating expenses per gold eq. ounce sold ($/ounce)	955	960	973	979
Depreciation and depletion per gold eq. ounce	687	635	665	647
Total cash costs per gold eq. ounce sold (2)	955	960	973	979
All-in sustaining costs per gold eq. sold (2)	1,483	1,307	1,662	1,470
FINANCIAL INFORMATION
Revenue	98.1	103.2	302.2	303.3
Revenue less cost of goods sold	4.7	10.9	31.3	29.2
Capital expenditures (sustaining capital) (2)	25.9	15.2	100.9	69.7
Capital expenditures (growth capital) (2)	6.0	4.3	13.5	9.3
Total mining interest capital expenditures	31.9	19.5	114.4	79.0
Cash generated from operations	38.5	24.0	153.2	117.2
Free cash flow (2)	(0.7)	(5.1)	14.1	10.5

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Operating results
Production
The third quarter gold eq.1 production was 60,319 ounces (58,719 ounces of gold and 120,000 ounces of silver), in-line with the prior-year period. For the nine-month period ended September 30, 2022, gold eq.1 production was 163,973 ounces (160,069 ounces of gold and 292,831 ounces of silver), a decrease over the prior-year period primarily due to lower tonnes processed, partially offset by higher gold recoveries.

Open pit tonnes mined per day decreased over the prior-year periods to minimize the amount of rehandling required to feed the mill, and to dewater the open pit early in the quarter. As of the beginning of September, mining from the main ODM zone had commenced and will continue to ramp-up in the coming months. Approximately 2.3 million ore tonnes and 8.0 million waste tonnes (including 3.9 million capitalized waste tonnes) were mined from the open pit at an average strip ratio of 3.54:1.

Mining from the underground Intrepid zone advanced during the quarter with the first stope blasted on September 13, 2022. Gold grade from the first stope has reconciled positively to the modeled gold grade and production will continue to ramp-up over the coming months. Underground development advanced an additional 833 metres during the quarter, with the main decline ramp reaching the 200 metre level ahead of plan.
Tonnes milled per calendar day decreased over the prior-year periods primarily due to processing harder ore from the North Lobe. Mining from the North Lobe open pit is expected to be completed in the first half of 2023.
Revenue
For the three months ended September 30, 2022, revenue decreased when compared to the prior-year period due to the lower average realized price. For the nine months ended September 30, 2022, revenue is in-line with the prior-year period.

Revenue less cost of goods sold
For the three months ended September 30, 2022, revenue less cost of goods sold decreased when compared to the prior-year period, primarily driven by lower revenues. For the nine months ended September 30, 2022, revenue less cost of goods sold is in-line with the prior-year period.
Operating expenses, depreciation and depletion, total cash costs, all-in sustaining costs, capital expenditures and free cash flow                                    Operating expense per gold eq. ounce10 was in-line with the prior-year periods as inflation-driven price increases were partially offset by a weakening of the Canadian dollar relative to the U.S. dollar.

Open pit net mining costs per operating tonne mined2 for the three and nine months ended September 30, 2022, increased over the prior-year periods due to a decrease in tonnes mined and an increase in diesel prices. Open pit net mining costs include the costs to rehandle stockpile. Quarterly diesel prices increased by approximately $0.50/litre from the prior-year period resulting in an approximately $5 million ($0.45 per tonne mined, or $0.40 per tonne moved) impact on mining costs. For the nine-months ended September 30, 2022, the increase in diesel prices resulted in an approximately $12 million ($0.40 per tonne mined) impact on mining costs. These increases were partially offset by a reduction in diesel consumption in the current year periods.
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Processing costs per tonne processed2 for the three and nine months ended September 30, 2022, increased over the prior-year periods due to a decrease in tonnes milled and inflation-driven price increases. Electricity, cyanide and grinding media increased by approximately $3 million ($1.30 per tonne processed) in the quarter and approximately $8 million ($1.20 per tonne processed) for the nine months ended September 30, 2022. Quarterly cyanide price increased by approximately $0.65/kg and quarterly grinding media price increased by approximately $0.25/kg compared to the prior-year period.
Depreciation and depletion per gold eq. ounce10 for the three and nine months ended September 30, 2022, was $687 and $665 , respectively, which is an increase from the prior-year periods due to lower sales.
All-in sustaining costs2 per gold eq. ounce increased over the prior-year periods primarily due to higher sustaining capital spend.
Total capital and leases for the quarter were $34 million and $122 million for the nine-month period ended September 30, 2022, an increase over the prior-year periods due to higher sustaining capitalized waste mining costs as a result of the higher strip ratio. Sustaining capital2 during the quarter primarily related to $16 million of capitalized waste, as well as capital maintenance, and the advancement of the annual tailings dam raise. Growth capital2 primarily related to the development of the Intrepid underground zone.
Cash generated from operations for the three and nine months ended September 30, 2022, increased when compared to the prior-year periods primarily due to positive working capital movements.
Free cash flow2 for the three and nine months ended September 30, 2022, was an outflow of $0.7 and an inflow of $14.1 million, respectively, (net of stream payments of $5 million and $18 million, respectively), an increase over the prior-year periods due to an increase in cash generated from operations partially offset by an increase in capital expenditures.
Impact of foreign exchange on operations
Rainy River’s operations are impacted by fluctuations in the valuation of the U.S. dollar against the Canadian dollar. For the three months ended September 30, 2022, the value of the U.S. dollar averaged $1.31 against the Canadian dollar, when compared to $1.26 against the Canadian dollar in the prior-year period. This positively impacted total cash costs2 by $34 per gold eq. ounce1 relative to the prior year period.
For the nine months ended September 30, 2022, the value of the U.S. dollar averaged $1.28 against the Canadian dollar, when compared to $1.25 against the Canadian dollar in the prior-year period. This positively impacted total cash costs2 by $25 per gold eq. ounce1 relative to the prior year period.
Exploration activities
During the third quarter of 2022, the Company completed 641 meters of diamond drilling in two drill holes (one completed and one in progress) on priority targets south of the Rainy River Mine footprint. Additionally, the Company is progressing reconnaissance field activities on the regional landholdings to support new drill target definition.

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New Afton Mine, British Columbia, Canada
The New Afton mine is located in South-Central British Columbia near Kamloops, a city of approximately 90,000 people.
A summary of New Afton’s operating results is provided below.

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2022	2021	2022	2021
OPERATING INFORMATION
Ore mined (thousands of tonnes)	470	1,091	1,440	3,294
Operating waste mined (thousands of tonnes)	19	9	62	29
Capitalized waste mined (thousands of tonnes)	111	83	320	260
Waste mined (thousands of tonnes)	130	92	382	289
Ore processed (thousands of tonnes)	714	1,202	2,685	3,678
Average grade:
Gold (grams/tonne)	0.59	0.43	0.43	0.42
Copper (%)	0.64	0.72	0.50	0.72
Recovery rate (%):
Gold	85	83	83	81
Copper	85	82	81	82
Gold eq. (ounces)(1):
Produced (3)	30,701	44,843	85,257	134,898
Sold (3)	35,702	39,395	82,282	124,553
Gold (ounces)(1):
Produced (3)	11,427	13,653	30,610	39,735
Sold (3)	13,395	11,385	29,068	36,251
Copper (millions of pounds):
Produced (3)	8.5	15.6	24.1	47.5
Sold (3)	9.9	14.0	23.5	44.2
Revenue
Gold ($/ounce)	1,595	1,681	1,712	1,692
Copper ($/pound)	3.17	4.02	3.75	3.94
Average realized price (2):
Gold ($/ounce)	1,721	1,789	1,825	1,803
Copper ($/pound)	3.42	4.28	3.99	4.20
Underground net mining cost per operating tonne mined (2)	25.74	12.74	27.58	14.59
Processing cost per tonne processed (2)	17.83	10.09	14.77	10.58
G&A cost per tonne processed (2)	6.28	3.35	5.33	3.25
Operating expenses per gold eq. ounce sold ($/ounce)	1,250	849	1,374	904
Depreciation and depletion per gold eq. ounce	455	288	403	285
Total cash costs per gold eq. sold ($/ounce) (2)	1,367	974	1,485	1,030
All-in sustaining costs per gold eq. sold ($/ounce) (2)	1,769	1,423	2,101	1,403
FINANCIAL INFORMATION:
Revenue	53.1	76.6	139.4	239.6
Revenue less cost of goods sold	(7.9)	32.2	(7.0)	91.6
Capital expenditures (sustaining capital) (2)	13.8	17.2	48.6	44.6
Capital expenditures (growth capital) (2)	24.3	18.8	58.6	65.5
Total mining interest capital expenditures	38.1	36.0	107.2	110.1
Cash generated from operations	17.8	36.0	23.3	120.5
Free cash flow (2)	(20.3)	0.3	(96.4)	5.5

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Operating results
Production
Gold eq.1 production was 30,701 ounces (11,427 ounces of gold and 8.5 million pounds of copper), and for the nine-month period ended September 30, 2022, gold eq.1 production was 85,257 ounces (30,610 ounces of gold and 24.1 million pounds of copper), a decrease over the prior-year periods due to lower tonnes processed and lower copper grades. Third quarter gold eq1 sales included approximately 7,500 gold eq. ounces which had been deferred from the second quarter due to the timing of concentrate shipments.
Underground tonnes mined per day decreased over the prior-year periods due to the planned completion of Lift 1 mining activities, as well as the closure of the low grade-higher cost recovery level zone in June, earlier than planned. B3 production ramp-up continued on schedule during the quarter, with mining rates expected to reach 8,000 tonnes per day by early 2023.
Tonnes milled per calendar day decreased over the prior-year periods as planned. During the quarter the site incorporated lower grade surface stockpiles into the mill feed to supplement the overall lower tonnes mined.
Revenue
For the three and nine months ended September 30, 2022, revenue decreased when compared to the prior-year periods due to lower sales volume and lower average realized copper prices, partially offset by higher average realized gold prices in the nine month period.
Revenue less cost of goods sold
For the three and nine months ended September 30, 2022, revenue less cost of goods sold decreased when compared to the prior-year periods, primarily due to lower revenues.
Operating expenses, depreciation and depletion, total cash costs, all-in sustaining costs, capital expenditures and free cash flow

Operating expense10 per gold eq. ounce increased over the prior-year periods, primarily due to lower sales volume.
Underground net mining costs per operating tonne mined2 and processing costs per tonne processed2 for the three and nine months ended September 30, 2022, increased due to lower tonnes mined and milled and inflation-driven price increases. Quarterly diesel prices increased by approximately $0.45/litre from the prior-year period resulting in a $0.4 million ($0.70 per tonne mined) impact on mining costs, and an additional $0.2 million ($0.20 per tonne processed) impact on processing costs (related to stockpile rehandling).
Depreciation and depletion per gold eq. ounce10 for the three and nine months ended September 30, 2022, was $455 and $403, respectively, an increase when compared to the prior-year periods as a result of a higher asset base.

All-in sustaining costs2 per gold eq. ounce increased over the prior-year periods, primarily due to lower sales volume, and higher sustaining capital spend for the nine-month period ended September 30, 2022.
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Total capital and leases for the quarter were $38 million and $107 million for the nine-month period ended September 30, 2022, in-line with the prior-year periods. Sustaining capital2 in the quarter primarily related to B3 mine development and tailings management and stabilization activities. Growth capital2 in the quarter primarily related to C-Zone development, which advanced 998 metres during the quarter.
Cash generated from operations for the three and nine months ended September 30, 2022, decreased primarily due to lower revenue.
Free cash flow2 for the three and nine months ended September 30, 2022, was a net outflow of $20.3 and $96.4 million, respectively, a decrease over the prior-year periods due to lower revenue.
Impact of foreign exchange on operations
New Afton’s operations are impacted by fluctuations in the valuation of the U.S. dollar against the Canadian dollar. For the three months ended September 30, 2022, the value of the U.S. dollar averaged $1.31 against the Canadian dollar, when compared to $1.26 against the Canadian dollar in the prior-year period. This positively impacted total cash costs2 by $45 per gold eq. ounce1 relative to the prior year period.

For the nine months ended September 30, 2022, the value of the U.S. dollar averaged $1.28 against the Canadian dollar, when compared to $1.25 against the Canadian dollar in the prior-year period. This positively impacted total cash costs by $35 per gold eq. ounce1 relative to the prior year period.

Exploration activities
During the third quarter of 2022, the Company completed 11,643 metres of diamond drilling in 26 drill holes (24 completed and 2 in progress). Of these, 6,795 metres in 18 holes were completed from underground, 4,565 metres in 15 drill holes (13 completed and 2 in progress) as infill drilling on the East Extension area and 2,230 meters in 3 holes were evaluating the potential extension of the known mineralization on the Artificial Intelligence South East target area. The remaining metres were completed from surface in 8 drill holes as reconnaissance exploration drilling in a target area located approximately 14 km west-southwest from the New Afton Mill.

Additional field activities are in progress on the regional landholding, inclusive of geochemical surveying and geological mapping to support new drill target definition. Geological and geochemical data has been compiled and interpreted to update the project database and refine the geological model to support the year end resource estimate.

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FINANCIAL CONDITION REVIEW
Balance Sheet Review

	As at September 30	As at December 31
(in millions of U.S. dollars)	2022	2021
BALANCE SHEET INFORMATION
Cash and cash equivalents	247.0	481.5
Other current assets	154.7	204.8
Non-current assets	1,853.2	1,790.5
Total assets	2,254.9	2,476.8

Current liabilities	178.4	172.9
Non-current liabilities excluding long-term debt	658.7	857.0
Long-term debt	394.7	491.0
Total liabilities	1,231.8	1,520.9
Total equity	1,023.1	955.9
Total liabilities and equity	2,254.9	2,476.8

Assets
Cash and cash equivalents
The decrease in cash and cash equivalents relative to December 31, 2021 was primarily driven by the repayment of the Company's $100.0 million aggregate principal amount of outstanding 2025 Unsecured Notes, interest payments, and development capital expenditure at New Afton.
Other current assets
Other current assets primarily consist of trade and other receivables, inventories, investments, prepaid expenses, and income tax receivables. Other current assets decreased due to the collection of the $12.8 million tax refund related to the 2018 Mesquite Mine sale, a decrease in trade receivables, and a decrease in the value of investments.
Non-current assets
Non-current assets primarily consist of mining interests, which include the Company’s mining properties, development projects and property, plant and equipment. The increase relative to December 31, 2021 is primarily attributable to the Company's investments in its mining interests.
Current liabilities
Current liabilities consist primarily of trade and other payables and are consistent with those of December 31, 2021.
Non-current liabilities excluding long-term debt
Non-current liabilities excluding long-term debt consist primarily of reclamation and closure cost obligations, non-current derivative obligations and deferred tax liabilities.
The Company's gold stream obligation has decreased from December 31, 2021, primarily due to cash settlements and higher market observable discount rates in the period.
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The Company's free cash flow interest obligation has decreased from December 31, 2021, due to cash settlements and higher market observable discount rates in the period.
The Company’s asset retirement obligations consist of reclamation and closure costs for Rainy River, New Afton and CSP. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing monitoring, and other costs. The long-term discounted portion of the liability as at September 30, 2022 was $105.7 million relative to $154.6 million as at December 31, 2021. The decrease was primarily driven by higher discount rates applied to the liabilities.
The deferred income tax liability increased from $69.6 million as at December 31, 2021 to $71.9 million at September 30, 2022. The increase in deferred income tax liability was primarily driven by higher deferred mineral taxes due to the revaluation of the New Afton free cash flow obligation.
Long-term debt and other financial liabilities containing financial covenants
Long-term debt includes the Unsecured Notes (as hereinafter defined) and the Company’s revolving credit facility.
In May 2022, the Company redeemed the $100.0 million principal amount of its outstanding 2025 Unsecured Notes. The redemption was funded with cash on hand. The Company recognized a loss on repayment of long-term debt of $4.3 million, primarily comprised of the early redemption premium paid and the de-recognition of deferred financing charges associated with the 2025 Unsecured Notes.
As at September 30, 2022, the Company has $400.0 million of senior unsecured notes outstanding that mature and become due and payable on July 15, 2027 ("2027 Unsecured Notes"). The 2027 Unsecured Notes are denominated in U.S. dollars and bear interest at the rate of 7.50% per annum. Interest is payable in arrears in equal semi-annual installments on January 15 and July 15 of each year.

The 2027 Unsecured Notes are subject to a minimum interest coverage incurrence covenant (earnings before interest, taxes, depreciation, amortization, impairment and other non-cash adjustments to interest) of 2.0:1.0.
The Company holds a revolving credit facility (the "Credit Facility”) with a maturity date of December 2025 and a borrowing limit of $400.0 million.
The Credit Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales, and liens. The Credit Facility contains the following three covenant tests, all of which are measured on a rolling four-quarter basis at the end of every quarter:
•The minimum interest coverage ratio, being earnings before interest, taxes, depreciation, amortization, exploration, impairment, and other non-cash adjustments (“Adjusted EBITDA”) to interest;
•The maximum net debt to Adjusted EBITDA ratio (“Leverage Ratio”); and
•The maximum gross secured debt to Adjusted EBITDA (“Secured Leverage Ratio”).

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Significant financial covenants are as follows:

		Twelve months ended September 30	Twelve months ended December 31
	Financial covenant	2022	2021
FINANCIAL COVENANTS
Minimum interest coverage ratio (Adjusted EBITDA to interest)	>3.0:1.0	5.4 : 1	7.2 : 1
Maximum Leverage Ratio (net debt to Adjusted EBITDA)	<4.5:1.0	1.4 : 1	0.6 : 1
Maximum Secured Leverage Ratio (secured debt to Adjusted EBITDA)	<2.0:1.0	0.2 : 1	0.1 : 1
Liquidity and Cash Flow
As at September 30, 2022, the Company had cash and cash equivalents of $247.0 million compared to $481.5 million as at December 31, 2021. The Company’s investment policy is to invest its surplus funds in permitted investments consisting of treasury bills, bonds, notes and other evidences of indebtedness of Canada, the U.S. or any of the Canadian provinces with a minimum credit rating of R-1 mid from DBRS or an equivalent rating from Standard & Poor’s or Moody’s and with maturities of 12 months or less at the original date of acquisition. In addition, the Company is permitted to invest in bankers’ acceptances and other evidences of indebtedness of certain financial institutions. All investments must have a maximum term to maturity of 12 months and the average term will generally range from 7 days to 90 days. As per the investment policy, the Company is not permitted to make investments in asset-backed commercial paper.
The Company's investments in marketable equity securities are exposed to various risk factors including currency risk, market price risk and liquidity risk.
The Company’s liquidity is impacted by several factors which include, but are not limited to, gold and copper production, gold and copper market prices, capital expenditures, operating costs, interest rates and foreign exchange rates. These factors are monitored by the Company on a regular basis and will continue to be reviewed.
The Company’s cash flows from operating, investing and financing activities, as presented in the consolidated statements of cash flows, are summarized in the following table for the three and nine months ended September 30, 2022 and 2021:

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2022	2021	2022	2021
CASH FLOW INFORMATION
Cash generated from operating activities	53.7	54.3	158.9	218.0
Cash used in investing activities	(55.3)	(15.6)	(212.5)	(183.5)
Cash used in financing activities	(25.2)	(25.6)	(175.7)	(70.8)
Effect of exchange rate changes on cash and cash equivalents	(3.4)	(0.6)	(5.2)	0.9
Change in cash and cash equivalents	(30.2)	12.5	(234.5)	(35.4)

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Operating Activities
For the three and nine months ended September 30, 2022, the decrease in cash generated from operating activities was due to lower revenue, partially offset by positive working capital movements.
The cash generated by operations is highly dependent on metal prices, including gold and copper, as well as other factors, including the Canadian/U.S. dollar exchange rate.
Investing Activities
Cash used in investing activities is primarily for the continued capital investment in the Company’s operating mines and development projects. Cash generated from investing activities for the three months ended September 30, 2022 includes $12.8 million of tax proceeds collected from the 2018 sale of the Mesquite Mine, and in the prior-quarter period $39.4 million collected from the sale of the Blackwater project.

The following table summarizes the capital expenditures (mining interests per the consolidated statement of cash flows) for the three and nine months ended September 30, 2022:

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2022	2021	2022	2021
CAPITAL EXPENDITURES BY SITE
Rainy River	31.9	19.4	114.4	78.9
New Afton	38.0	36.0	107.1	110.2
Other	—	—	0.1	0.1
Capital expenditures	69.9	55.4	221.6	189.2
Financing Activities
For the three and nine months ended September 30, 2022, cash used in financing activities was $25.2 million and $175.7 million, respectively. For the nine months ended September 30, 2022, the change was primarily driven by the repayment of long-term debt, interest payments, gold stream obligation payments and the New Afton free cash flow payment to the Ontario Teacher's Pension Plan.
The Company’s cash balance as at September 30, 2022 of $247.0 million, together with $372.8 million available for drawdown under the Credit Facility as at September 30, 2022, provided the Company with $619.8 million of liquidity.
The Company is expecting to continue to advance the C-Zone development at New Afton resulting in significant capital expenditures. Assuming the stability of prevailing commodity prices and exchange rates, and operations performing in accordance with mine plans, the Company believes it has adequate liquidity to implement its near-term operational plan and will be able to repay future indebtedness from a combination of internally generated cash flow and financing activities. Additionally, the Company has a strong liquidity position, which management expects to be more than adequate to fund its business objectives.

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Commitments
The Company has entered into a number of contractual commitments for capital items relating to operations and development. At September 30, 2022, these commitments totaled $78.0 million, which are expected to become due over the next 12 months. This compares to commitments of $48.3 million as at December 31, 2021. Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s expectation to fulfill the contracts.
Contingencies
In assessing the loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can easily be estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the Company discloses the nature of the guarantees. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on its financial condition, cash flow and results of operations. As at September 30, 2022, there were no contingent losses recorded.
Related Party Transactions
The Company did not enter into any reportable related party transactions during the three and nine months ended, September 30, 2022.
Off-Balance Sheet Arrangements
The Company did not have any off-balance sheet arrangements during the three and nine months ended, September 30, 2022.
Outstanding Shares
As at November 2, 2022, there were 682.3 million common shares of the Company issued and outstanding. The Company had 6.2 million stock options outstanding under its share option plan, exercisable for up to an additional 6.2 million common shares.

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NON-GAAP FINANCIAL PERFORMANCE MEASURES
The Company has included certain non-GAAP financial measures in this MD&A. These measures are not defined under IFRS and should not be considered in isolation. In 2022, the Company has disclosed “total cash costs", "all-in sustaining costs" or "AISC", "adjusted net earnings/(loss)", "adjusted tax expense", "sustaining capital and sustaining leases”, “growth capital”, “average realized gold/copper price per ounce/pound”, "open pit net mining cost per operating tonne mined", "underground net mining costs per operating tonne mined", "processing costs per tonne processed", "G&A costs per tonne", "cash generated from operations, before changes in non-cash operating working capital" and "free cash flow" as non-GAAP financial performance measures. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.
Total Cash Costs per Gold Equivalent Ounce
“Total cash costs per gold equivalent ounce” is a non-GAAP financial performance measure that is a common financial performance measure in the gold mining industry but does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold reports total cash costs on a sales basis and not on a production basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, this measure, along with sales, is a key indicator of the Company’s ability to generate operating earnings and cash flow from its mining operations. This measure allows investors to better evaluate corporate performance and the Company's ability to generate liquidity through operating cash flow to fund future capital exploration and working capital needs.
This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of cash generated from operations under IFRS or operating costs presented under IFRS.
Total cash cost figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, and production taxes, but are exclusive of amortization, reclamation, capital and exploration costs. Total cash costs are then divided by gold equivalent ounces sold to arrive at the total cash costs per equivalent ounce sold.
In addition to gold, the Company produces copper and silver. Gold equivalent ounces of copper and silver produced or sold in a quarter are computed using a consistent ratio of copper and silver prices to the gold price and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter.
Notwithstanding the impact of copper and silver sales, as the Company is focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold’s business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining business. To determine the relevant costs associated with gold
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equivalent ounces, New Gold believes it is appropriate to reflect all operating costs incurred in its operations.
Sustaining Capital and Sustaining Lease
"Sustaining capital" and "sustaining lease" are non-GAAP financial performance measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "sustaining capital" as net capital expenditures that are intended to maintain operation of its gold producing assets. Similarly, a "sustaining lease" is a lease payment that is sustaining in nature. To determine "sustaining capital" expenditures, New Gold uses cash flow related to mining interests from its consolidated statement of cash flows and deducts any expenditures that are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. Management uses "sustaining capital" and "sustaining lease" to understand the aggregate net result of the drivers of all-in sustaining costs other than total cash costs. These measures are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS.
Growth Capital
"Growth capital" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold considers non-sustaining capital costs to be “growth capital”, which are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. To determine "growth capital" expenditures, New Gold uses cash flow related to mining interests from its consolidated statement of cash flows and deducts any expenditures that are capital expenditures that are intended to maintain operation of its gold producing assets. Management uses "growth capital" to understand the cost to develop new operations or related to major projects at existing operations where these projects will materially increase production. This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
All-in Sustaining Costs per Gold Equivalent Ounce
“All-in sustaining costs per gold equivalent ounce” is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold calculates "all-in sustaining costs per gold equivalent ounce" based on guidance announced by the World Gold Council (“WGC”) in September 2013. The WGC is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements. The WGC has worked with its member companies to develop a measure that expands on IFRS measures to provide visibility into the economics of a gold mining company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes that "all-in sustaining costs per gold equivalent ounce" provides further transparency into costs associated with producing gold and will assist analysts, investors, and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. In addition, the Human Resources and Compensation
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Committee of the Board of Directors uses "all-in sustaining costs", together with other measures, in its Company scorecard to set incentive compensation goals and assess performance.
"All-in sustaining costs per gold equivalent ounce" is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
New Gold defines "all-in sustaining costs per gold equivalent ounce" as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, lease payments that are sustaining in nature, and environmental reclamation costs, all divided by the total gold equivalent ounces sold to arrive at a per ounce figure. The “Sustaining Capital Expenditure Reconciliation” table below reconciles New Gold’s sustaining capital to its cash flow statement. The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs and lease payments. Exploration costs and lease payments to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded. Gold equivalent ounces of copper and silver produced or sold in a quarter are computed using a consistent ratio of copper and silver prices to the gold price and multiplying this ratio by the pounds of copper and silver ounces produced or sold during that quarter.
Costs excluded from all-in sustaining costs are non-sustaining capital expenditures, non-sustaining lease payments and exploration costs, financing costs, tax expense, and transaction costs associated with mergers, acquisitions and divestitures, and any items that are deducted for the purposes of adjusted earnings.
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Cash Costs and All-in Sustaining Costs per Gold Equivalent Ounce Reconciliation Tables
The following tables reconcile each of the non-GAAP financial performance measures described above to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2022	2021	2022	2021
CONSOLIDATED OPEX, CASH COST AND AISC RECONCILIATION
Operating expenses	99.2	88.6	274.2	277.7
Gold equivalent ounces sold(1)	92,634	97,196	247,678	293,235
Operating expenses per gold equivalent ounce sold ($/ounce)(10)	1,069	915	1,106	947
Operating expenses	99.2	88.6	274.2	277.7
Treatment and refining charges on concentrate sales	4.2	4.9	9.2	15.7
Total cash costs	103.4	93.5	283.2	293.5
Gold equivalent ounces sold(1)	92,634	97,196	247,678	293,235
Total cash costs per gold equivalent ounce sold ($/ounce)	1,114	966	1,143	1,001
Sustaining capital expenditures(2)(5)(7)	39.2	31.8	148.7	113.5
Sustaining exploration - expensed(2)	0.1	0.4	0.5	0.7
Sustaining leases(2)	2.7	2.6	7.8	8.0
Corporate G&A including share-based compensation(6)	3.6	4.9	15.7	16.9
Reclamation expenses	2.8	3.3	8.5	8.0
Total all-in sustaining costs	151.8	136.5	464.5	440.6
Gold equivalent ounces sold(1)	92,634	97,196	247,678	293,235
All-in sustaining costs per gold equivalent ounce sold ($/ounce)	1,637	1,408	1,875	1,503

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	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2022	2021	2022	2021
RAINY RIVER OPEX, CASH COSTS AND AISC RECONCILIATION
Operating expenses	54.4	55.5	161.0	165.2
Gold equivalent ounces sold (1)	56,932	57,800	165,396	168,682
Operating expenses per unit of gold sold ($/ounce)	955	960	973	979
Operating expenses	54.4	55.5	161.0	165.2
Total cash costs	54.4	55.5	161.0	165.2
Gold equivalent ounces sold (1)	56,932	57,800	165,396	168,682
Total cash costs per gold equivalent ounce sold ($/ounce)	955	960	973	979
Sustaining capital expenditures(2)(5)(7)	25.3	15.2	100.0	69.4
Sustaining leases(2)	2.5	2.3	7.1	7.2
Reclamation expenses	2.2	2.6	6.7	6.1
Total all-in sustaining costs	84.5	75.7	274.9	247.9
Gold equivalent ounces sold (1)	56,932	57,800	165,396	168,682
All-in sustaining costs per gold equivalent ounce sold ($/ounce)	1,483	1,307	1,662	1,470

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2022	2021	2022	2021
NEW AFTON OPEX, CASH COSTS AND AISC RECONCILIATION
Operating expenses	44.8	33.1	113.0	112.5
Gold equivalent ounces sold (1)	35,702	39,395	82,282	124,553
Operating expenses per unit of gold sold ($/ounce)	1,250	849	1,374	904
Operating expenses	44.8	33.1	113.0	112.5
Treatment and refining charges on concentrate sales	4.2	4.9	9.2	15.7
Total cash costs	49.0	38.0	122.2	128.2
Gold equivalent ounces sold (1)	35,702	39,395	82,282	124,553
Total cash costs per gold equivalent ounce sold ($/ounce)	1,367	974	1,485	1,030
Sustaining capital expenditures(2)(5)(7)	13.7	16.8	48.5	44.1
Sustaining leases(2)	—	0.1	0.3	0.4
Reclamation expenses	0.6	0.7	1.8	1.9
Total all-in sustaining costs	63.3	55.6	172.8	175.0
Gold equivalent ounces sold (1)	35,702	39,395	82,282	124,553
All-in sustaining costs per gold equivalent ounce sold ($/ounce)	1,769	1,423	2,101	1,403

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Sustaining Capital Expenditures Reconciliation Table

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2022	2021	2022	2021
TOTAL SUSTAINING CAPITAL EXPENDITURES
Mining interests per consolidated statement of cash flows	(69.9)	(55.4)	(221.6)	(189.2)
New Afton growth capital expenditures(8)	(24.3)	(18.8)	(58.6)	(65.5)
Rainy River growth capital expenditures(8)	(6.0)	(4.3)	(13.5)	(9.3)
Sustaining capital expenditures	(39.6)	(32.3)	(149.5)	(114.4)

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Open Pit Net Mining Cost per Operating Tonne Mined, Underground Net Mining Costs per Operating Tonne Mined, Processing Costs per Tonne Processed and G&A Cost per Tonne Processed
“Open pit net mining cost per operating tonne mined,” “underground net mining costs per operating tonne mined,” “processing costs per tonne processed” and “G&A cost per tonne processed” are non-GAAP financial measures with no standard meaning under IFRS. "Open pit net mining cost per operating tonne mined", "underground net mining costs per operating tonne mined", "processing costs per tonne processed", "G&A costs per tonne processed" are defined as operating expenses less change in inventories, selling costs, royalties and other non production costs, as these costs are not directly related to tonnes mined or milled, and then dividing the residual respective mining, processing or G&A costs by tonnage of ore mined or processed. New Gold believes this non-GAAP financial measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the performance of mining operations by eliminating the impact of varying production levels. This measure does not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following tables reconcile this non-GAAP measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2022	2021	2022	2021
RAINY RIVER COST PER TONNE
Operating expenses	54.4	55.5	161.0	165.2
Change in inventory, selling costs and royalties and other	(0.2)	6.9	(14.8)	2.3
Production costs	54.2	62.3	146.2	167.4
Mining costs	24.6	34.9	55.2	88.6
Processing costs	21.5	19.8	65.3	55.8
Site G&A costs	8.1	7.6	25.7	23.1
Ore and operating waste tonnes mined (thousands of tonnes)	6,364	12,984	14,232	31,875
Ore processed (thousands of tonnes)	2,248	2,323	6,558	6,996
Open pit net mining cost per operating tonne mined ($/tonne)	3.86	2.69	3.88	2.78
Processing costs per tonne processed ($/tonne)	9.57	8.54	9.96	7.97
G&A cost per tonne processed ($/tonne)	3.60	3.28	3.92	3.30

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	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2022	2021	2022	2021
NEW AFTON COST PER TONNE
Operating expenses	44.8	33.1	113.0	112.5
Change in inventory, ore purchase costs, selling costs and royalties and other	(14.8)	(3.3)	(17.7)	(13.2)
Production costs	29.8	30.2	95.4	99.4
Mining costs	12.6	14.0	41.4	48.5
Processing costs	12.7	12.1	39.6	38.9
Site G&A costs	4.5	4.0	14.3	12.0
Ore and operating waste tonnes mined (thousands of tonnes)	489	1,100	1,502	3,323
Ore processed (thousands of tonnes)	714	1,202	2,685	3,678
Underground net mining costs per operating tonne mined ($/tonne)	25.74	12.74	27.58	14.59
Processing costs per tonne processed ($/tonne)	17.83	10.09	14.77	10.58
G&A cost per tonne processed ($/tonne)	6.28	3.35	5.33	3.25

Adjusted Net Earnings and Adjusted Net Earnings per Share
“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial performance measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. "Adjusted net earnings" and "adjusted net earnings per share" excludes "loss on repayment of long-term debt" and “other gains and losses” as per Note 3 of the Company’s consolidated financial statements.
Net earnings have been adjusted, including the associated tax impact, for loss on repayment of long-term debt and the group of costs in “Other gains and losses” on the condensed consolidated income statements. Key entries in this grouping are: the fair value changes for the gold stream obligation, fair value changes for the free cash flow interest obligation, fair value changes for copper price option contracts, foreign exchange gains/loss and fair value changes in investments. The income tax adjustments reflect the tax impact of the above adjustments and is referred to as "adjusted tax expense".
The Company uses "adjusted net earnings" for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of "adjusted net earnings". Consequently, the presentation of "adjusted net earnings" enables investors to better understand the underlying operating performance of the Company's core mining business through the eyes of management. Management periodically evaluates the components of "adjusted net earnings" based on an internal assessment of performance measures that are useful for evaluating the operating performance of New Gold's business and a review of the non-GAAP financial performance measures used by mining industry analysts and other mining companies. "Adjusted net earnings" and "adjusted net earnings per share" are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles these non-GAAP financial performance measures to the most directly comparable IFRS measure.
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	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2022	2021	2022	2021
ADJUSTED NET (LOSS) EARNINGS RECONCILIATION
(Loss) earnings before taxes	(15.9)	(4.9)	(59.7)	3.5
Other losses(9)	1.0	32.0	33.0	66.1
Loss on repayment of long-term debt	—	—	4.3	—
Adjusted net (loss) earnings before taxes	(14.9)	27.1	(22.4)	69.6
Income tax recovery (expense)	11.7	(6.4)	9.8	(13.8)
Income tax adjustments	(10.2)	2.7	(7.2)	2.4
Adjusted income tax recovery (expense)[2]	1.5	(3.7)	2.6	(11.4)
Adjusted net (loss) earnings	(13.4)	23.4	(19.8)	58.2
Adjusted net (loss) earnings per share (basic and diluted) ($/share)	(0.02)	0.03	(0.03)	0.09
Cash Generated from Operations, before Changes in Non-Cash Operating Working Capital
“Cash generated from operations, before changes in non-cash operating working capital” is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. "Cash generated from operations, before changes in non-cash operating working capital" excludes changes in non-cash operating working capital. New Gold believes this non-GAAP financial measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the Company’s ability to generate cash from its operations before temporary working capital changes.

Cash generated from operations, before non-cash changes in working capital is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP financial performance measure to the most directly comparable IFRS measure.

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2022	2021	2022	2021
CASH RECONCILIATION
Cash generated from operations	53.7	54.3	158.9	218.0
Change in non-cash operating working capital	(10.1)	27.0	(21.5)	11.8
Cash generated from operations, before changes in non-cash operating working capital	43.6	81.3	137.4	229.8

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Free Cash Flow
“Free cash flow” is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "free cash flow" as cash generated from operations and proceeds of sale of other assets less capital expenditures on mining interests, lease payments, settlement of non-current derivative financial liabilities which include the gold stream obligation and the Ontario Teachers’ Pension Plan free cash flow interest. New Gold believes this non-GAAP financial performance measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the Company's ability to generate cash flow from current operations. "Free cash flow" is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following tables reconcile this non-GAAP financial performance measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

Three months ended September 30, 2022
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from operations	38.5	17.8	(2.6)	53.7
Less Mining interest capital expenditures	(31.8)	(38.1)	—	(69.9)
Add Proceeds of sale from other assets	0.6	—	—	0.6
Less Lease payments	(2.5)	—	(0.1)	(2.6)
Less Cash settlement of non-current derivative financial liabilities	(5.4)	—	—	(5.4)
Free Cash Flow	(0.7)	(20.3)	(2.7)	(23.6)

Three months ended September 30, 2021
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from operations	24.0	36.0	(5.8)	54.2
Less Mining interest capital expenditures	(19.5)	(36.0)	0.1	(55.4)
Add Proceeds of sale from other assets	—	0.4	—	0.4
Less Lease payments	(2.3)	(0.1)	(0.1)	(2.5)
Less Cash settlement of non-current derivative financial liabilities	(7.3)	—	—	(7.3)
Free Cash Flow	(5.1)	0.3	(5.8)	(10.6)

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Nine months ended September 30, 2022
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from operations	153.2	23.3	(17.6)	158.9
Less Mining interest capital expenditures	(114.4)	(107.1)	(0.1)	(221.6)
Add Proceeds of sale from other assets	0.8	0.1	—	0.9
Less Lease payments	(7.1)	(0.3)	(0.3)	(7.7)
Less Cash settlement of non-current derivative financial liabilities	(18.4)	(12.4)	—	(30.7)
Free Cash Flow	14.1	(96.4)	(18.0)	(100.2)

Nine months ended September 30, 2021
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from operations	117.2	120.5	(19.8)	217.9
Less Mining interest capital expenditures	(79.0)	(110.2)	—	(189.2)
Add Proceeds of sale from other assets	0.3	0.5	—	0.8
Less Lease payments	(7.2)	(0.4)	(0.4)	(8.0)
Less Cash settlement of non-current derivative financial liabilities	(20.8)	(4.9)	—	(25.7)
Free Cash Flow	10.5	5.5	(20.2)	(4.2)

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Average Realized Price
“Average realized price per ounce of gold sold” is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. Management uses this measure to better understand the price realized in each reporting period for gold sales. “Average realized price per ounce of gold sold” is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following tables reconcile this non-GAAP financial performance measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2022	2021	2022	2021
TOTAL AVERAGE REALIZED PRICE
Revenue from gold sales	117.2	118.4	345.8	352.7
Treatment and refining charges on gold concentrate sales	1.7	1.2	3.3	4.0
Gross revenue from gold sales	118.9	119.6	349.1	356.7
Gold ounces sold	68,816	66,982	190,641	198,705
Total average realized price per gold ounce sold ($/ounce)	1,727	1,788	1,831	1,798

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2022	2021	2022	2021
RAINY RIVER AVERAGE REALIZED PRICE
Revenue from gold sales	95.8	99.4	296.0	291.9
Gold ounces sold	55,421	55,597	161,573	162,454
Rainy River average realized price per gold ounce sold ($/ounce)	1,729	1,788	1,832	1,797

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2022	2021	2022	2021
NEW AFTON AVERAGE REALIZED PRICE
Revenue from gold sales	21.4	19.0	49.8	60.8
Treatment and refining charges on gold concentrate sales	1.7	1.2	3.3	4.0
Gross revenue from gold sales	23.1	20.2	53.1	64.8
Gold ounces sold	13,395	11,385	29,068	36,251
New Afton average realized price per gold ounce sold ($/ounce)	1,721	1,789	1,825	1,803

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ENTERPRISE RISK MANAGEMENT AND RISK FACTORS
The Company is subject to various financial and other risks that could materially adversely affect the Company’s future business, operations and financial condition. For a comprehensive discussion of these and other risks facing the Company, please refer to the section entitled “Risk Factors” in the Company’s most recent Annual Information Form and the section entitled “Enterprise Risk Management” in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2021, both of which are filed on SEDAR at www.sedar.com. There were no significant changes to those risks or to the Company’s management of exposure to those risks for the three months ended September 30, 2022.
CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES
The preparation of the Company’s consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions about the future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Estimates and assumptions are continually evaluated and are based on management’s experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
The areas which require management to make significant judgments, estimates and assumptions in determining carrying values are described in Note 3 of the Company’s audited consolidated financial statements for the year ended December 31, 2021.
ACCOUNTING POLICIES
The Company's significant accounting policies and future changes in accounting policies are presented in the audited consolidated financial statements for the year ended December 31, 2021 and have been consistently applied in the preparation of the unaudited condensed consolidated financial statements.
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company’s management, under the supervision of its President and Chief Executive Officer and its Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”) and in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, as of December 31, 2021. Based on that evaluation, the Company’s President and Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2021, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.
Internal Controls over Financial Reporting
New Gold’s management, with the participation of its President and Chief Executive Officer and its Chief Financial Officer, is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal controls over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of
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financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. New Gold’s management assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2021 based on the Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission and has concluded that New Gold’s internal controls over financial reporting are effective as of December 31, 2021.
The effectiveness of the Company’s internal controls over financial reporting as of December 31, 2021 has been audited by Deloitte LLP, the Company’s independent registered public accounting firm, as stated in their report immediately preceding the Company’s audited consolidated financial statements for the year ended December 31, 2021.
Limitations of Controls and Procedures
The Company’s management, including its President and Chief Executive Officer and its Chief Financial Officer, believe that any internal controls and procedures for financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Due to the inherent limitations of all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented and/or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.
Changes in Internal Controls over Financial Reporting
There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting during the period covered by this MD&A.

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ENDNOTES

1.Total gold eq. ounces include silver and copper produced/sold converted to a gold equivalent. All copper is produced/sold by the New Afton Mine. Gold eq. ounces for Rainy River in Q3 2022 includes production of 120,000 ounces of silver (113,306 ounces sold) converted to a gold eq. based on a ratio of $1,800 per gold ounce and $24.00 per silver ounce used for 2022 guidance estimates. Gold eq. ounces for New Afton in Q3 2022 includes 8.5 million pounds of copper produced (9.9 million pounds sold) and 22,672 ounces of silver produced (30,623 ounces of silver sold) converted to a gold eq. based on a ratio of $1,800 per gold ounce, $4.00 per copper pound and $24.00 per silver ounce used for 2022 guidance estimates.
2."Total cash costs", "all-in sustaining costs" (or "AISC"), "adjusted net earnings/(loss)", "adjusted tax expense", "sustaining capital and sustaining leases”, “growth capital”, “average realized gold/copper price per ounce/pound”, "open pit net mining cost per operating tonne mined", "underground net mining costs per operating tonne mined", "processing costs per tonne processed", "G&A costs per tonne processed", "cash generated from operations before changes in non-cash operating working capital" and "free cash flow" are all non-GAAP financial performance measures that are used in this MD&A. These measures do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For more information about these measures, why they are used by the Company, and a reconciliation to the most directly comparable measure under IFRS, see the “Non-GAAP Financial Performance Measures" section of this MD&A starting on page 26.
3.Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
4.A detailed discussion of production is included in the “Review of Operating Mines” section of this MD&A starting on page 15.
5.See “Sustaining Capital Expenditures Reconciliation Table” for a reconciliation of sustaining capital expenditures to mining interests per the consolidated statement of cash flows.
6.Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.
7.Sustaining capital expenditures are net of proceeds from disposal of assets.
8.Growth capital expenditures at New Afton in the current period and prior-year period relate to project advancement for the C-Zone. Growth capital expenditures at Rainy River in the current and prior period relate to underground development.
9.Please refer to Note 3 of the Company’s unaudited condensed consolidated interim financial statements for a detailed breakdown of other gains and losses.
10. These are supplementary financial measures which are calculated as follows: "revenue per ounce/pound" is total revenue divided by total gold ounces sold and copper pounds sold, "Operating expenses per gold eq. ounce" is total operating expenses divided by total gold equivalent ounces sold
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and "depreciation and depletion per gold eq. ounce" is total depreciation and depletion divided by total gold equivalent ounces sold.
CAUTIONARY NOTES
Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources
Disclosure regarding Mineral Reserve and Mineral Resource estimates included in this MD&A was prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the United States Securities and Exchange Commission (“SEC”) generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this MD&A will not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.
Cautionary Note Regarding Forward-Looking Statements
Certain information contained in this MD&A, including any information relating to New Gold’s future financial or operating performance are “forward-looking”. All statements in this MD&A, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this MD&A include, among others, statements with respect to: the ongoing ramp up of mining the open pit main ODM zone in the fourth quarter; feeding the mill at Rainy River with higher grade Intrepid underground material in the near term; ramp-up B3 production during the fourth quarter as well as advancing C-Zone development at New Afton; expected timing for initial C-Zone production; mining all of the remaining glacial till waste stripping at Rainy River beginning in the fourth quarter; the ongoing ramp up of Intrepid zone underground production and mining the main ODM zone over the coming months at Rainy River; expectations regarding the strip ratio for the remainder of the year and open pit life at Rainy River; anticipated timing for completion of North Lobe open pit mining; and projected mining rates at New Afton and the timing thereof; the continuation of prevailing commodity prices and exchange rates, and the continuation of operations performing in accordance with mine plans; the Company’s ability to implement its near-term operational plan and to repay future indebtedness; the Company’s expectations regarding its liquidity position and its ability to fund its business objectives; the anticipated timing with respect to the Company’s contractual commitments becoming due; the sufficiency of the Company’s financial performance measures in evaluating the underlying performance of the Company; expectations regarding the management and mitigation of risk factors and the possible impacts on the Company; the Company’s continued focus on the health, safety and well-being of its people; and the Company’s ability to reduce the risk of the spread of COVID-19.

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All forward-looking statements in this MD&A are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this MD&A, its most recent Annual Information Form and NI 43-101 Technical Reports on the Rainy River Mine and New Afton Mine filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this MD&A are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations other than as set out herein; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current mineral reserve and mineral resource estimates and the grade of gold, silver and copper expected to be mined; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, and commodity prices being approximately consistent with current levels and expectations; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Indigenous groups in respect of the New Afton Mine and Rainy River Mine being consistent with New Gold’s current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments or obstacles during the applicable regulatory processes; (9) there being no significant disruptions to the Company’s workforce at either the Rainy River Mine or New Afton Mine due to cases of COVID-19 (including any required self-isolation due to cross-border travel, exposure to a case of COVID-19 or any other reason) or otherwise; (10) the responses of the relevant governments to the COVID-19 outbreak being sufficient to contain the impact of the COVID-19 outbreak; (11) there being no material disruption to the Company's supply chains and workforce that would interfere with the Company's anticipated course of action at the New Afton Mine and Rainy River Mine; and (12) the long-term economic effects of the COVID-19 outbreak not having a material adverse impact on the Company’s operations or liquidity position.
Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: price volatility in the spot and forward markets for metals and other commodities; discrepancies between actual and estimated production, between actual and estimated costs, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; equipment malfunction, failure or unavailability; accidents; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: obtaining the necessary permits for the New Afton C-Zone; uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the C-Zone permitting process; changes in project parameters as plans continue to be refined; changing costs, timelines and development schedules as it relates to construction; the Company not being able to complete its construction projects at the Rainy
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River Mine or the New Afton Mine on the anticipated timeline or at all; volatility in the market price of the Company’s securities; changes in national and local government legislation in the countries in which New Gold does or may in the future carry on business; controls, regulations and political or economic developments in the countries in which New Gold does or may in the future carry on business; the Company’s dependence on the Rainy River Mine and New Afton Mine; the Company not being able to complete its exploration drilling programs on the anticipated timeline or at all; disruptions to the Company’s workforce at either the Rainy River Mine or the New Afton Mine, or both, due to cases of COVID-19 or any required self-isolation (due to cross-border travel, exposure to a case of COVID-19 or otherwise); the responses of the relevant governments to the COVID-19 outbreak not being sufficient to contain the impact of the COVID-19 outbreak; disruptions to the Company’s supply chain and workforce due to the COVID-19 outbreak; an economic recession or downturn as a result of the COVID-19 outbreak that materially adversely affects the Company’s operations or liquidity position; there being further shutdowns at the Rainy River Mine or New Afton Mine; significant capital requirements and the availability and management of capital resources; additional funding requirements; diminishing quantities or grades of Mineral Reserves and Mineral Resources; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the Technical Reports for the Rainy River Mine and New Afton Mine; impairment; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other indigenous groups; climate change, environmental risks and hazards and the Company’s response thereto; tailings dam and structure failures; actual results of current exploration or reclamation activities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; global economic and financial conditions and any global or local natural events that may impede the economy or New Gold’s ability to carry on business in the normal course; compliance with debt obligations and maintaining sufficient liquidity; taxation; fluctuation in treatment and refining charges; transportation and processing of unrefined products; rising costs or availability of labour, supplies, fuel and equipment; adequate infrastructure; relationships with communities, governments and other stakeholders; geotechnical instability and conditions; labour disputes; the uncertainties inherent in current and future legal challenges to which New Gold is or may become a party; defective title to mineral claims or property or contests over claims to mineral properties; competition; loss of, or inability to attract, key employees; use of derivative products and hedging transactions; counterparty risk and the performance of third party service providers; investment risks and uncertainty relating to the value of equity investments in public companies held by the Company from time to time; the adequacy of internal and disclosure controls; conflicts of interest; the lack of certainty with respect to foreign operations and legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the successful acquisitions and integration of business arrangements and realizing the intended benefits therefrom; and information systems security threats. In addition, there are risks and hazards associated with the business of mineral exploration, development, construction, operation and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s Annual Information Form and other disclosure documents filed on and available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this MD&A are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking
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statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information
The scientific and technical information in this MD&A has been reviewed and approved by Patrick Godin, Executive Vice President and Chief Operating Officer of New Gold. Mr. Godin is a Professional Engineer and member of the Ordre des ingénieurs du Québec. Mr. Godin is a "Qualified Person" for the purposes of NI 43-101. To the Company’s knowledge, Mr. Godin holds less than 1% of the outstanding securities of the Company.

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